                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                             -----------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2

                       (Amendment No. ________________)(1)

                         FLOUR CITY INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                -----------------------------------------------
                         (Title of Class of Securities)

                                    343858205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [X] Rule 13d-1(d)

--------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 343858205                     13G                    Page 2 of 8 Pages
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DYNAMIC CHOICE ENTERPRISES INC.

          NONE

-------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
   3.     SEC USE ONLY
-------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS
-------------------------------------------------------------------------------
                        5.      SOLE VOTING POWER             NIL
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6.      SHARED VOTING POWER           479,668
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING             7.      SOLE DISPOSITIVE POWER        NIL
 PERSON WITH
                       --------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER      479,668

-------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               479,668
-------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                           [ ]
-------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.7%
-------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 343858205                     13G                    Page 3 of 8 Pages
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MAK YIM HUNG

          NONE

-------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
   3.     SEC USE ONLY
-------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          HONG KONG
-------------------------------------------------------------------------------
                        5.      SOLE VOTING POWER             NIL
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6.      SHARED VOTING POWER           479,668
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING             7.      SOLE DISPOSITIVE POWER        NIL
 PERSON WITH
                       --------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER      479,668

-------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               479,668
-------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                           [ ]
-------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.7%
-------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 343858205                     13G                    Page 4 of 8 Pages
-------------------                                            -----------------

ITEM 1(a).     NAME OF ISSUER

               Flour City International, Inc.

ITEM 1(b).     ADDRESS OF ISSUERS' PRINCIPAL EXECUTIVE OFFICES

               915 Riverview Drive, Suite One, Johnson City, TN 37620

ITEM 2(a).     NAME OF PERSONS FILING

               I.     Dynamic Choice Enterprises Inc.  ("Dynamic")
               II.    Mak Yim Hung

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE

               I.                   Wickhams Cay, Road Town
                                    Tortola, British Virgin Islands

               II.                  Flat 4, Block B
                                    May Shing Court
                                    Tai Wai, Shatin
                                    New Territories
                                    Hong Kong

ITEM 2(c).     CITIZENSHIP

               I.                   British Virgin Islands

               II.                  Hong Kong

ITEM 2(d).     TITLE OF CLASS OF SECURITIES

               Common Stock

ITEM 2(e).     CUSIP NUMBER

               343858205

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR 2(c), CHECK WHETHER THE PERSON FILING IS A:

               N.A.

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

-------------------                                            -----------------
CUSIP No. 343858205                     13G                    Page 5 of 8 Pages
-------------------                                            -----------------

ITEM 4.  OWNERSHIP

        Dynamic owns 479,668 shares of common stock of the Issuer acquired on December 5, 1997. As of December 31, 1998 and until September 20, 1999 Mak Yim Hung was the 100% shareholder of Dynamic.

        The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in
Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

                                                                      POWER TO VOTE        POWER TO DISPOSE
                                                                    -----------------     ------------------
                                       NO OF SECURITIES     % OF
               PERSON                 BENEFICIALLY OWNED    CLASS   SOLE    SHARED(1)     SOLE     SHARED(1)
               ------                 ------------------    -----   ----    ---------     ----     ---------
Dynamic Choice Enterprises Inc.             479,668         7.7%      0      479,668        0       479,668
Mak Yim Hung                                479,668         7.7%      0      479,668        0       479,668
Total                                       479,668         7.7%      0      479,668        0       479,668

(1) Dynamic shares power to vote and power to dispose of the securities beneficially owned by it with Mak Yim Hung.

(2) The Reporting Persons disclaim membership in a group.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        N.A.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        N.A.

-------------------                                            -----------------
CUSIP No. 343858205                     13G                    Page 6 of 8 Pages
-------------------                                            -----------------

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        N.A.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        N.A.

MATERIAL TO BE FILED AS EXHIBITS

1. Power of Attorney of Dynamic Choice Enterprises Inc. to Mak Yim Hung dated November 1, 1999.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 1, 1999                       Dynamic Choice Enterprises Inc.


Date                                   By:  Celestial Resources Limited
                                            ------------------------------
                                       Its: Corporate Director

                                              By:  /s/ Clement Tang Cheuk Yan
                                                   -----------------------------
                                              Its: Director

                                       By: /s/ Mak Yim Hung
                                           -------------------------------------
                                               Mak Yim Hung


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-------------------                                            -----------------
CUSIP No. 343858205                     13G                    Page 7 of 8 Pages
-------------------                                            -----------------

                                  EXHIBIT INDEX

EXHIBIT NO.                              NAME OF EXHIBIT                           PAGE NO.
-----------                              ---------------                           --------
     1           Power of Attorney of Dynamic Choice Enterprises Inc. dated            8
                 November 1, 1999.


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